

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2021

Nicolaas Vlok
Chief Executive Officer
Project Angel Parent, LLC
c/o MeridianLink, Inc.
1600 Sunflower Avenue, #200
Costa Mesa, CA 92626

> **Re: Project Angel Parent, LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 19, 2021**
> **File No. 333-255680**

Dear Mr. Vlok:

We have reviewed your amended registration statement and have the following comment. In some of our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No.1 to Form S-1 filed May 19, 2021

Note 7. Unit-Based Compensation, page F-66

1. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including unit-based compensation.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joseph C. Theis, Jr., Esq.